UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neovasc Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

64065J106

(CUSIP Number)

March 29, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64065J106	SCHEDULE 13G	Page 2 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boston Scientific Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,817,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,817,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,817,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.48%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 64065J106	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Neovasc Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, Canada V6V 2J7

Item 2.

(a)	Name of Person Filing:

Boston Scientific Corporation

(b)	Address of Principal Business Office or, if none, Residence:

300 Boston Scientific Way, Marlborough, Massachusetts, 01752-1234

(c)	Citizenship:

Delaware corporation

(d)	Title of Class of Securities:

Common Shares

(e)	CUSIP Number:

64065J106

Item 3.

Not applicable.

Item 4.  Ownership.

See Cover Page Items 5-11.

The approximate percentage of Common Shares reported as beneficially owned by the Reporting Person is based upon 477,441,751 Common Shares outstanding as of March 28, 2018, as reported by the Issuer in its Annual Information Form for the year ended December 31, 2017 included as an exhibit to the Issuer’s Form 6-K filed on March 29, 2018. The Reporting Person has no reason to believe that the number of outstanding Common Shares changed materially between March 28, 2018 and March 29, 2018, which is the last day in March that the Issuer’s shares were publicly traded.

CUSIP No. 64065J106	Page 4 of 5

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 64065J106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2018

BOSTON SCIENTIFIC CORPORATION By:

/s/ Vance R. Brown
Signature

Vance R. Brown Vice President and Chief Corporate Counsel
Name/Title